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                                    EXHIBIT 2

                                  (Translation)

                            SHARE EXCHANGE AGREEMENT

     This Share Exchange Agreement (the "Agreement") is made and entered into by and between Wacoal Holdings Corp., located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto ("Wacoal"), and Peach John Co., Ltd., located at 17-11, Jingumae 6-chome, Shibuya-ku, Tokyo ("PJ") as follows:

ARTICLE 1. (SHARE EXCHANGE)

     Wacoal and PJ shall effect a share exchange to make Wacoal a wholly owning parent company of PJ and PJ a wholly owned subsidiary of Wacoal (the "Share Exchange"). As a result of the Share Exchange, Wacoal shall acquire all of the issued and outstanding shares of PJ (other than shares of PJ currently held by Wacoal).

ARTICLE 2. (SHARES TO BE ISSUED AT THE TIME OF THE SHARE EXCHANGE AND ALLOCATION
           THEREOF)

1. Wacoal shall issue 3,261,400 new shares of common stock at the time of the Share Exchange and shall allocate such new shares together with 3,440 treasury shares of common stock that are currently held by Wacoal (i.e., 6,701,400 shares of common stock of Wacoal in total) to the shareholders of PJ (including beneficial owners but excluding Wacoal; hereinafter the same) registered or recorded in the most recent registry of shareholders of PJ (including the regsitry of beneficial owners; hereinafter the same) as of the day preceding the Effective Date (as defined in Article 4 hereof; hereinafter the same), in exchange for the shares of common stock of PJ held by such shareholders.

2. In effecting the Share Exchange, Wacoal shall allocate to PJ shareholders registered or recorded in the most recent registry of shareholders of PJ as of the day preceding the Effective Date 7,300 shares of common stock of Wacoal per one share of common stock of PJ held by such shareholders of PJ.

ARTICLE 3. (PAID-IN CAPITAL AND CAPITAL RESERVES OF WACOAL)

     The amount of paid-in capital and capital reserves of Wacoal shall be increased as a result of the Share Exchange as follows:

     (1)  Increase in paid-in capital:    Y0

     (2)  Increase in capital reserves:   Such amount as is calculated by multiplying the
                                          amount of change in shareholders' equity by the
                                          share exchange ratio (as stipulated in Article
                                          68 of the Computation Rules for Companies of
                                          Japan)

     (3)  Increase in earned reserves:    Y0

ARTICLE 4. (EFFECTIVE DATE)

1. The Share Exchange shall become effective on January 10, 2008 (the "Effective Date"); provided, however, that the Effective Date may be changed as a result of consultations between Wacoal and PJ if such change is deemed necessary in the course of proceeding with the procedures for the Share Exchange or for any other reason.

2. If the Effective Date is changed pursuant to the proviso of the foregoing Paragraph, PJ shall publicly announce the new Effective Date on or prior to the day preceding the original Effective Date (or on or prior to the day preceding the new Effective Date, if the new Effective Date comes earlier than the original Effective Date).

ARTICLE 5. (GENERAL MEETING OF SHAREHOLDERS)

1. With respect to Wacoal, the Share Exchange shall be effected without obtaining the approval of this Agreement at a general meeting of shareholders as otherwise required under Paragraph 1 of Article 795 of the Companies Act of Japan (the "Companies Act"), pursuant to the provisions of the main text of Paragraph 3 of Article 796 of the Companies Act.

2. Notwithstanding the preceding Paragraph, if it is necessary for Wacoal to obtain the approval of this Agreement at a general meeting of shareholders pursuant to the provisions of Paragraph 4 of Article 796 of the Companies


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     Act, Wacoal shall convene an extraordinary general meeting of shareholders to be held on or prior to the day preceding the Effective Date and shall request the approval of this Agreement and resolutions with respect to any other matters required to be determined in order to effect the Share Exchange.

3. On or prior to December 7, 2007, PJ shall obtain from all of its shareholders an indication of their intention to support the proposals concerning the approval of this Agreement and other matters necessary to effect the Share Exchange (the "Indications of Approval") in writing or by means of any electromagnetic record, pursuant to the provisions of Paragraph 1 of Article 319 of the Companies Act.

4. Notwithstanding the provisions of the preceding Paragraph, if PJ fails to obtain the Indications of Approval from all of its shareholders as set forth in the preceding Paragraph, PJ shall convene an extraordinary general meeting of shareholders to be held on December 17, 2007 and shall request the approval of this Agreement and resolutions with respect to any other matters required to be determined in order to effect the Share Exchange; provided, however, that the deadline to obtain the Indications of Approval or the date of holding of said general meeting of shareholders may be changed as a result of consultations between Wacoal and PJ if such change is deemed necessary in the course of proceeding with the procedures for the Share Exchange or for any other reason.

ARTICLE 6. (MANAGEMENT OF COMPANY ASSETS AND RELATED MATTERS)

     Following the execution of this Agreement and until the Effective Date, Wacoal and PJ shall carry on their respective businesses and carry out the operations and management of their respective assets with the due care required of a good manager. Any act which may have a material impact on such assets or their respective rights and obligations shall be carried out following discussions and agreement in advance between Wacoal and PJ.

ARTICLE 7. (CHANGE OF CONDITIONS TO THE SHARE EXCHANGE AND TERMINATION OF THIS
           AGREEMENT)

     If there is a material change in the financial or management conditions of Wacoal or PJ due to an act of nature or for any other reason or if it otherwise becomes difficult to accomplish the purpose of this Agreement during the period from the date of execution of this Agreement until the Effective Date, the conditions to the Share Exchange or any of the provisions of this Agreement may be changed or this Agreement may be terminated after discussions between Wacoal and PJ.

ARTICLE 8. (VALIDITY OF THIS AGREEMENT AND RELATED MATTERS)

1. If the total number of voting rights cast by those shareholders who have indicated their intention to oppose the Share Exchange pursuant to the provisions of Paragraph 4 of Article 796 of the Companies Act exceeds one-ninth (1/9) of the aggregate number of voting rights held by the shareholders entitled to exercise their voting rights at the relevant general meeting of shareholders of Wacoal with respect to the Share Exchange, Wacoal and PJ shall consult with each other and determine how to proceed.

2. This Agreement shall become void if (i) neither the Indications of Approval from all of the PJ shareholders set forth in Paragraph 3 of Article 5 hereof nor the approval at a general meeting of shareholders of PJ set forth in Paragraph 4 of Article 5 hereof has been obtained; (ii) the approval at a general meeting of shareholders of Wacoal set forth in Paragraph 2 of Article 5 hereof has not been obtained in the case where such approval is required; or (iii) any of the approvals from relevant government ministries and agencies required to be obtained under applicable laws and regulations have not been obtained.

ARTICLE 9. (MATTERS SUBJECT TO CONSULTATION)

     Matters other than those provided for in this Agreement that are necessary to effect the Share Exchange shall be determined through mutual consultation between Wacoal and PJ in accordance with the purport of this Agreement.


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IN WITNESS WHEREOF, the parties hereto have made this Agreement in duplicate and affixed their respective names and seals thereon, and each party shall retain one copy thereof.

November 9, 2007

                             Wacoal: Wacoal Holdings Corp.
                                     29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto

                                     By: Yoshikata Tsukamoto  [Seal]
                                         President and Representative Director

                             PJ:     Peach John Co., Ltd.
                                     17-11, Jingumae 6-chome, Shibuya-ku, Tokyo

                                     By: Mika Noguchi [Seal]
                                         President and Representative Director


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